Exhibit 3.1

ARTICLES OF INCORPORATION

I
The name of this corporation is APICAL INDUSTRIES, INC.
II
The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
III
The name and address in the State of California of this corporation’s initial agent for service of process is:
Ronald Gladnick, Jr.
234 Whitehorse Lane
Fallbrook, CA 92028
IV
This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 1,000.